[Letterhead of Wachtell, Lipton, Rosen & Katz]

November 12, 2020

Via EDGAR
Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cracker Barrel Old Country Store, Inc. Additional Definitive Soliciting Materials Filed November 9, 2020 File No. 001-25225

Dear Mr. Duchovny:

On behalf of our client, Cracker Barrel Old Country Store, Inc. (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) that was set forth in your letter dated November 10, 2020 regarding the Company’s press release included in its Additional Definitive Soliciting Materials filed November 9, 2020 (the “Press Release”) in connection with the Company’s 2020 annual meeting of shareholders (the “Annual Meeting”).

For your convenience, the Staff’s comment is set forth in bold, followed by the response on behalf of the Company.

1.	Please refer to the press release included in this filing. We note your description of ISS’s conclusion with respect to the election of your nominees, including Mr. Johnson. We also note your recommendation and support for Mr. Johnson’s election, which includes a reference to his efforts and success as chairman of the Nominating and Corporate Governance Committee of the board. Revise your press release to describe ISS’s position with respect to Mr. Johnson’s election, namely that ISS recommends the withholding of votes for Mr. Johnson in connection with ISS’s view that the board has an “apparent lack of restaurant brand management experience.”

Response:     The Company acknowledges the Staff’s comment, and respectfully advises the Staff that it believes that all statements included in the Press Release, including with reference to ISS’s recommendation with respect to the election of the Company’s nominees, were accurate. In particular, the headline of the Press Release stated that ISS “Recommends Cracker Barrel Shareholders Vote the Company’s WHITE Proxy Card” and “ISS Recommends That Shareholders Not Support Sardar Biglari’s Nominee,” each of which accurately described ISS’s proxy voting recommendations. By recommending a vote on the Company’s proxy card, and not on the proxy card of Biglari Capital Corp. (“Biglari Capital”), ISS’s recommendation was by definition a recommendation not to vote for Raymond P. Barbrick, Biglari Capital’s nominee. The Press Release stated that the Company recommends that shareholders vote for Norman Johnson, but was careful to make clear that this was the Company’s recommendation and not to suggest or imply that this was ISS’s recommendation, including by separating the Company’s recommendation into a separate section with a separate heading.

U.S. Securities and Exchange Commission
November 12, 2020

The Company also notes that immediately after the Company issued the Press Release, Biglari Capital issued a press release quoting portions of the ISS voting recommendation that it believed were favorable to its position, including a reference to ISS’s recommendation of a withhold vote on Mr. Johnson. The Biglari Capital press release did not disclose that ISS had recommended that shareholders vote on the Company’s proxy card and thus, by definition, that shareholders not vote for Mr. Barbrick. Beyond this omission, and unlike the Company’s Press Release, which was careful to make clear that the recommendation to vote for Mr. Johnson was the Company’s recommendation and not ISS’s recommendation, the Biglari Capital press release can fairly be read to suggest, falsely, that the ISS report amounts to a recommendation of Mr. Barbrick. The main headline of Biglari Capital’s press release states, “ISS Calls for Addition of ‘Relevant Restaurant Expertise’ to Board of Directors” and one of the sub-headlines states, “[ISS] Praises Biglari Capital Nominee Raymond P. Barbrick as ‘Credible and Independent.’” Then, towards the end, the Biglari Capital press release states, “Clearly, ISS’ analysis supports Biglari Capital’s contention that the restaurant and capital allocation background of its highly-qualified and independent nominee, Raymond P. Barbrick, would make him invaluable as a Board member.” Thus, Biglari Capital’s press release goes far beyond the Company’s in presenting the ISS recommendation in a manner favorable to its position and can fairly be viewed as affirmatively misleading.

Despite the Company’s concerns about the affirmatively misleading nature of Biglari Capital’s press release, the Company recognizes that it is customary in the context of contested solicitations for participants to issue press releases and other solicitation materials that emphasize the portions of the proxy advisory firms’ voting recommendations that support their positions. The Company’s view is that between the two press releases, shareholders have available a reasonably complete picture of ISS’s recommendations and, accordingly, the Company chose not to contact the Staff about Biglari Capital’s press release. In the event the Staff has nonetheless issued a comment to Biglari Capital about its characterization of the ISS recommendation in its press release, the Company believes it would be reasonable for the Staff to conclude that it is not necessary for either Biglari Capital or the Company to clarify their respective press releases.

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U.S. Securities and Exchange Commission
November 12, 2020

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned at (212) 403-1221.

Sincerely yours,

/s/ Steven A. Rosenblum
Steven A. Rosenblum

cc:	Richard Wolfson, Cracker Barrel Old Country Store, Inc.
Howard H. Lamar III, Bass, Berry & Sims PLC
Scott W. Bell, Bass, Berry & Sims PLC
Mark A. Stagliano, Wachtell, Lipton, Rosen & Katz